Exhibit 19.1
The Carlyle Group Policies and Procedures Regarding
Material, Non-Public Information and the Prevention of Insider Trading

Carlyle has implemented policies and procedures (the “Insider Trading Policy”) intended to prevent the misuse of material, non-public information.

•Insider Trading Generally. “Insider trading” occurs when any person purchases or sells a security (e.g., stock, bonds, etc.) while aware of material, non-public information relating to the security or issuer of such security. Generally, material, non-public information is information that a reasonable investor would consider important in making a decision to buy, sell, or hold a security that is not available to the general public. Information regarding Carlyle fund or account investment holdings or recommendations often is material, non-public information.

•Prohibition on the Abuse of Material, Non-Public Information. Carlyle strictly prohibits personnel (and their spouse, minor children, and other immediate family household members) from transacting in publicly traded securities while aware of material, non-public information about that security, or from tipping (directly or indirectly) material, non-public information. Insider trading can result in significant legal penalties and also sanctions by Carlyle, including termination of employment. When in doubt, do not trade.

•Procedures Designed to Prevent Insider Trading.

o    Restricted Trading Lists. Carlyle maintains various lists of restricted issuers or securities that are applicable to Carlyle personnel and funds or accounts. Carlyle personnel must immediately contact the Global Chief Compliance Officer or another member of the Legal and Compliance team if they become aware of material, non-public information about a company with publicly traded debt or equity (including in connection with signing an NDA or an initial public offering by a portfolio company). It may be necessary for Carlyle to add the company to one of the restricted lists. Relatedly, Carlyle personnel generally cannot (without pre-approval) effect a trade for a Carlyle fund or account with respect to securities identified on an applicable restricted trading list.

o    Personal Trading. Carlyle personnel are required to pre-clear personal trades in public securities of a particular company (including debt and equity, and including tradeable Carlyle securities, e.g., tickers CG, CGABL, CGBD, and CCIF) via Carlyle’s compliance system. Carlyle personnel (and their spouses, minor children of other immediate family household members) are generally prohibited from:

    trading securities (including those of a Carlyle portfolio company) identified on the Carlyle Personnel Restricted Trading List;
    trading Carlyle securities (e.g., tickers CG, CGABL, CGBD and CCIF) during a closed trading window;
    purchasing and selling or selling and purchasing the same or equivalent securities (of a particular company) within any 60-calendar day period; and

    trading the securities of The Carlyle Group Inc., Carlyle Secured Lending, Inc. (f/k/a TCG BDC, Inc.), or Carlyle Credit Income Fund in a manner not consistent with long-term investment (e.g., day trading, arbitrage trading, short sales, etc.).

o    Carlyle Securities Trading. Carlyle personnel may only trade securities of The Carlyle Group Inc., Carlyle Secured Lending, Inc., or Carlyle Credit Income Fund with pre-approval and during an open trading window, as applicable.

    Trading windows for The Carlyle Group Inc. will be announced by the General Counsel or designee and are anticipated to open on the third trading day after Carlyle makes a public news release of its quarterly earnings for the prior fiscal quarter and close no later than the fourth trading day prior to the end of the current fiscal quarter.
    Trading windows for Carlyle Secured Lending, Inc. are anticipated to open on the third trading day after Carlyle Secured Lending, Inc. makes a public news release of its quarterly earnings for the prior fiscal quarter and close no later than the tenth trading day prior to the end of the current fiscal quarter.
    Carlyle Credit Income Fund anticipates that a trading window will begin two business days after the publication of the fund’s net asset value (typically mid-month) prior to each quarter end and close prior to or at the end of such quarter.

o    Carlyle and Portfolio Company Information. Carlyle personnel should limit access to material, non-public information about Carlyle, its funds or accounts, or any portfolio company or target portfolio company to Carlyle personnel with a legitimate business need. Carlyle personnel should direct to Global Communications or the head of public investor relations for The Carlyle Group Inc. any third-party inquiries regarding Carlyle or its portfolio companies.

o    Reporting Obligations. In general, Carlyle personnel must register all brokerage accounts on Carlyle’s compliance system for them (and their spouse, minor children, or other immediate family household members) and for which they make investment decisions. For accounts not subject to automated account reporting, personnel must provide various holdings and transaction reports and certifications, including:

    a complete report of holdings within 10 days of joining Carlyle;
    an annual certification of holdings; and
    reports of personal securities transactions (e.g., monthly or quarterly account statements or immediate trade confirmations).

Instruments not covered by these reporting obligations include: (i) U.S. government obligations (e.g., Treasury bills); (ii) money market instruments (e.g., bank certificates of deposit); (iii) money market funds; (iv) open-ended mutual funds registered in the U.S; and (v) variable annuity and variable life insurance contracts.

o    Government-Sourced Information. Carlyle personnel should notify Legal and Compliance or the Global Chief Compliance Officer if they believe that they have received material, non-public information from government personnel, experts who consult for the government or other individuals who regularly interact with government personnel (e.g., lobbyists and research analysts).